Exhibit 2.2

DISTRIBUTION AGREEMENT

by and among

SUN HEALTHCARE GROUP, INC.,

SABRA HEALTH CARE REIT, INC.

and

SHG SERVICES, INC.

Dated as of [•], 2010

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ARTICLE VII	NO REPRESENTATIONS OR WARRANTIES; EXCEPTIONS	26
7.01.	No Representations or Warranties; Exceptions	26

ARTICLE VIII	CONDITIONS TO THE DISTRIBUTION	26
8.01.	Conditions to Obligations	26
8.02.	No Constraints	27
8.03.	Deferral of the Distribution Date	28
8.04.	Public Notice of the Deferred Distribution Date	28

ARTICLE IX	INSURANCE	28
9.01.	Coverage	28
9.02.	Ownership of Existing Policies and Programs	28
9.03.	Pre-Distribution Insurance Claims	29
9.04.	D&O Insurance	30
9.05.	Non-Waiver of Rights to Coverage; Subrogation	30
9.06.	Scope of Affected Policies of Insurance	31
9.07.	Cooperation	31

ARTICLE X	DISPUTE RESOLUTION AND ARBITRATION	31
10.01.	Sole and Exclusive Method for Resolution of Disputes	31
10.02.	Negotiation Between Executives	31
10.03.	Arbitration	31
10.04.	Selection of Arbitrators	32
10.05.	Rules	32
10.06.	Location	32
10.07.	Costs and Expenses	32
10.08.	Confidentiality	32

ARTICLE XI	MISCELLANEOUS	33
11.01.	Termination	33
11.02.	Complete Agreement	33
11.03.	Expenses	33
11.04.	Governing Law	33
11.05.	Notices	33
11.06.	Amendment and Modification	34
11.07.	Successors and Assigns; No Third Party Beneficiaries	34
11.08.	Counterparts	34
11.09.	Severability	35
11.10.	Waiver of Compliance	35
11.11.	Waiver of Jury Trial	35
11.12.	Conflicts	35

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EXHIBITS:

EXHIBIT A	CORPORATE RESTRUCTURING TRANSACTIONS
EXHIBIT B	MASTER LEASE
EXHIBIT C	NEW SUN PRO FORMA BALANCE SHEET
EXHIBIT D	SABRA PRO FORMA BALANCE SHEET
EXHIBIT E	TAX ALLOCATION AGREEMENT
EXHIBIT F	TRANSITION SERVICES AGREEMENT
EXHIBIT G-1	CERTIFICATE OF INCORPORATION OF NEW SUN
EXHIBIT G-2	BY-LAWS OF NEW SUN
EXHIBIT H-1	ARTICLES OF AMENDMENT AND RESTATEMENT OF SABRA
EXHIBIT H-2	AMENDED AND RESTATED BY-LAWS OF SABRA

SCHEDULES:

SCHEDULE 1.01(A)	PROPERTIES
SCHEDULE 1.01(B)	SABRA SUBSIDIARIES
SCHEDULE 2.12	CASH ALLOCATION

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DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of this [•] day of [•], 2010, by and among Sun Healthcare Group, Inc., a Delaware corporation (“Sun”), Sabra Health Care REIT, Inc., a Maryland corporation (“Sabra”), and SHG Services, Inc., a Delaware corporation (“New Sun”).

W I T N E S S E T H:

WHEREAS, the board of directors of Sun has determined that it is appropriate and desirable to (a) separate Sun and its subsidiaries into two publicly-owned companies so that (i) the assets and liabilities relating to substantially all of Sun’s owned real property are allocated to Sabra (the “Real Estate Business”) and (ii) the other assets and liabilities relating to the historical operations of Sun are allocated to New Sun (the “Healthcare Business”), (b) distribute as a dividend to the holders of the issued and outstanding shares of common stock, par value $.01 per share, of Sun (“Sun Common Stock”) (i) all of the issued and outstanding shares of common stock, par value $.01 per share, of New Sun (“New Sun Common Stock”) on the basis of one share of New Sun Common Stock for every three shares of Sun Common Stock (the “Distribution”) and (ii) cash in an amount equal to $[0.17] for each share of Sun Common Stock and (c) immediately following the Distribution, merge Sun with and into Sabra, with Sabra surviving the merger (the “REIT Conversion Merger”);

WHEREAS, in connection with the REIT Conversion Merger, shares of common stock of Sabra, par value $.01 per share (“Sabra Common Stock”), will be electronically issued to holders of Sun Common Stock, or to such stockholders’ bank, broker or other nominee on such stockholders’ behalf by way of direct registration in book-entry form;

WHEREAS, immediately following the REIT Conversion Merger, New Sun will be renamed “Sun Healthcare Group, Inc.”; and

WHEREAS, the parties hereto have determined that it is necessary and desirable to set forth the principal corporate transactions required to effect the Distribution and the REIT Conversion Merger.

NOW THEREFORE, for valid consideration the sufficiency of which is hereby acknowledged and in consideration of the foregoing and the mutual agreements contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01. General. As used in this Agreement, the following terms shall have the following meanings:

“Action” shall mean any demand, claim, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, or foreign Governmental Authority or any arbitration or mediation panel or tribunal.

“Affiliate” shall mean with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that for purposes of this Agreement, no Subsidiary or Affiliate of New Sun shall be deemed to be a Subsidiary or Affiliate of Sabra after the consummation of the Distribution and vice versa. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agent” shall mean American Stock Transfer & Trust Company, LLC or such trust company or bank designated by Sun, which shall act as agent for the holders of Sun Common Stock and the holders of New Sun Common Stock in connection with the Distribution and the holders of Sabra Common Stock in connection with the REIT Conversion Merger.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Ancillary Agreements” shall mean all the written agreements, instruments, understandings, assignments or other arrangements (other than this Agreement) entered into by the parties hereto or any other member of their respective Group in connection with the Corporate Restructuring Transactions, the Distribution and the other transactions contemplated hereby or thereby, including, without limitation, the following:

(i) the Lease Agreements;

(ii) the Tax Allocation Agreement;

(iii) the Transition Services Agreement; and

(iv) the Conveyance and Assumption Instruments.

“Applicable Law” shall mean all applicable laws, statutes, ordinances, orders, decrees, rules, regulations, policies or guidelines promulgated, or judgments, decisions, orders or arbitration awards entered, by any Governmental Entity.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions located in the State of Delaware are authorized or obligated by law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Consents” shall have the meaning set forth in Section 2.06 of this Agreement.

“Conveyance and Assumption Instruments” shall mean, collectively, the various written agreements, instruments and other documents to be entered into to effect the Corporate Restructuring Transactions or otherwise effect the transfer of assets and the assumption of liabilities in the manner contemplated by this Agreement, the Ancillary Agreements and the Corporate Restructuring Transactions.

“Corporate Restructuring Transactions” shall mean, collectively, (a) each of the mergers, transfers, conveyances, contributions, assignments, assumptions and other transactions described and set forth on Exhibit A attached hereto, including the repayment of the Sun Subordinated Notes and the Sun term loans, and (b) such other mergers, transfers, conveyances, contributions, assignments, assumptions and other transactions that may be appropriate or required to be accomplished, effected or consummated by Sun, New Sun or Sabra or any of their respective Subsidiaries and Affiliates in order to separate and divide, in a series of transactions, Sun so that: (i) the New Sun Assets, the New Sun Liabilities and the Healthcare Business shall be owned (and, in the case of New Sun Liabilities, retained or assumed, as the case may be), directly or indirectly, by New Sun; and (ii) the Sabra Assets, the Sabra Liabilities and the Real Estate Business are, after giving effect to the Distribution, owned (and, in the case of Sabra Liabilities, retained or assumed, as the case may be) directly or indirectly, by Sabra.

“CPR Rules” shall have the meaning set forth in Section 10.03 of this Agreement.

“D&O Policies” shall have the meaning set forth in Section 9.04 of this Agreement.

“Disputes” shall have the meaning set forth in Section 10.01 of this Agreement.

“Distribution” shall have the meaning set forth in the recitals of this Agreement.

“Distribution Date” shall mean the time and date, to be determined by the board of directors of Sun, or such committee of the board as shall be designated by the board of directors, as of which the Distribution shall be effected.

“Distribution Record Date” shall mean the time and date determined by the board of directors of Sun for purposes of determining the holders of record of Sun Common Stock entitled to participate in the Distribution.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Final Determination” shall mean with respect to any issue (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final and not subject to further appeal, (b) a closing agreement (whether or not entered into under Section 7121 of the Code) or any other binding settlement agreement (whether or not with the IRS) entered into in connection with or in contemplation of an administrative or judicial proceeding, (c) the completion of the highest level of administrative proceedings if a judicial contest is not or is no longer available or (d) any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Financing Transactions” shall mean the New Sun Financing Transactions and the Sabra Financing Transactions.

“Governmental Authority” shall mean any federal, state, local, or foreign court, government, department, commission, board, bureau, agency, applicable stock exchange or other regulatory, administrative or governmental authority.

“Group” shall mean, with respect to New Sun, the New Sun Group and, with respect to Sabra, the Sabra Group.

“Healthcare Business” shall have the meaning set forth in the recitals of this Agreement.

“Income Tax” shall have the meaning set forth in the Tax Allocation Agreement.

“Indemnifiable Losses” shall mean all Losses which are subject to being indemnified by Sun (or Sabra after the REIT Conversion Merger) or New Sun pursuant to Article IV.

“Indemnifying Party” shall mean a Person who or which is obligated under this Agreement to provide indemnification.

“Indemnitee” shall mean a Person who may seek indemnification under this Agreement.

“Indemnity Payment” shall mean an amount that an Indemnifying Party is required to pay to an Indemnitee pursuant to Article IV.

“Information” shall mean all records, books, contracts, instruments, computer data and other data and information (in each case, in whichever form or medium, including electronic media).

“Insurance Charges” shall have the meaning set forth in Section 9.03(b) of this Agreement.

“Insurance Proceeds” shall mean, with respect to any insured party, those monies, net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention or cost of reserve paid or held by or for the benefit of such insured, which are either: (i) received by an insured from an insurance carrier; or (ii) paid by an insurance carrier on behalf of an insured.

“IRS” shall mean the U.S. Internal Revenue Service or any successor thereto, including, but not limited to its agents, representatives, and attorneys.

“Law” shall mean all laws, statutes, ordinances, orders, decrees, regulations, rules, policies or guidelines promulgated and other pronouncements of any Governmental Authority, and includes rules and regulations or any regulatory or self regulatory authority compliance with which is required by law.

“Lease Agreements” shall mean the Lease Agreements, substantially in the form of the Master Lease attached hereto as Exhibit B, which agreements will be entered into on or prior to the Distribution Date between Sabra and New Sun or members of their respective Groups.

“Liabilities” shall mean any and all debts, liabilities, obligations, responsibilities, response actions, losses, damages (whether compensatory, punitive or treble), fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including without limitation those arising under or in connection with any Law (including any environmental Law), Action, threatened Action, order or consent decree of any Governmental Authority or any award of any arbitration tribunal, and those arising under any contract, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Authority, private party, or party to this Agreement, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys’ fees, disbursement and expense of counsel, expert and consulting fees and costs related thereto or to the investigation or defense thereof.

“Litigation Matters” shall have the meaning set forth in Section 6.06(a) of this Agreement.

“Losses” shall mean all losses, liabilities, damages, claims, demands, judgments or settlements of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, including all reasonable costs and expenses (legal, accounting or otherwise as such costs are incurred) relating thereto, actually incurred by an Indemnitee.

“NASDAQ” shall mean the NASDAQ Global Select Market.

“New Sun” shall have the meaning set forth in the preamble to this Agreement.

“New Sun Assets” shall mean, collectively, all the rights and assets that are owned by New Sun or any of its Subsidiaries as of the Distribution Date, including without limitation:

(i) the capital stock of the New Sun Subsidiaries;

(ii) all the assets included on the New Sun Pro Forma Balance Sheet that are to be owned by New Sun or any of its Subsidiaries as of the Distribution Date;

(iii) all the assets and rights expressly allocated to New Sun or any of the New Sun Subsidiaries under this Agreement or any of the Ancillary Agreements;

(iv) any other asset acquired by Sun or any of its Subsidiaries from the date of the New Sun Pro Forma Balance Sheet to the Distribution Date that is owned by Sun or any of its Subsidiaries as of the Distribution Date and that is of a nature or type that would have resulted in such asset being included as an asset on the New Sun Pro Forma Balance Sheet had it been acquired on or prior to the date of the New Sun Pro Forma Balance Sheet, determined on a basis consistent with the determination of the assets included on the New Sun Pro Forma Balance Sheet; and

(v) all other assets of Sun or any of its Subsidiaries primarily used in, primarily related to, or primarily useful to the conduct of the Healthcare Business.

For purposes of this Agreement, an asset shall be deemed to be “primarily used”, “primarily related”, and “primarily useful” in the conduct of the Healthcare Business, if its use by the Healthcare Business, relative to other uses of the asset by Sun and its Subsidiaries, is its primary use. In the event that any dispute arises as to whether an asset is a New Sun Asset or a Sabra Asset, New Sun and Sabra shall negotiate in good faith after the date hereof to determine whether such asset should be a New Sun Asset or a Sabra Asset. In the event that the parties cannot resolve such dispute despite such good faith negotiations, then each party shall be entitled to any remedy available under Article X.

“New Sun Common Stock” shall have the meaning set forth in the recitals of this Agreement.

“New Sun Financing Transactions” shall mean the entry into by New Sun of a senior secured credit facility in the amount of $285,000,000, or such other financing transactions approved by the board of directors of the New Sun.

“New Sun Group” shall mean New Sun, the New Sun Subsidiaries and the corporation, partnerships, joint ventures, limited liability companies, investments and other entities that represent equity investments of New Sun or any of the New Sun Subsidiaries following the consummation of the Corporate Restructuring Transactions and the Distribution.

“New Sun Liabilities” shall mean all of the Liabilities of New Sun, the New Sun Subsidiaries and each of the other members of the New Sun Group, including, without limitation:

(i) all the Liabilities included on the New Sun Pro Forma Balance Sheet which remain outstanding as of the Distribution Date;

(ii) all other Liabilities that are incurred or which accrue or are accrued at any time prior to, on or after the date of the New Sun Pro Forma Balance Sheet and that arise or arose out of, or in connection with, the New Sun Assets or the Healthcare Business, determined on a basis consistent with the determination of the Liabilities of New Sun on the New Sun Pro Forma Balance Sheet;

(iii) all the Liabilities of New Sun, the New Sun Subsidiaries or any of the other members of the New Sun Group under, or to be retained or assumed by New Sun, any New Sun Subsidiary or any of the other members of the New Sun Group pursuant to this Agreement;

(iv) all Liabilities of any member of the New Sun Group, arising prior to the Distribution Date, to the extent primarily based upon, primarily arising out of or primarily resulting from (i) the conduct of the Healthcare Business, or (ii) any New Sun Assets; and

(v) all Liabilities of Sun other than the Sabra Liabilities.

“New Sun Policy” or “New Sun Policies” shall have the meaning set forth in Section 9.02(a) of this Agreement.

“New Sun Pro Forma Balance Sheet” shall mean the pro forma balance sheet of New Sun at [•], attached hereto as Exhibit C.

“New Sun Subsidiaries” shall mean all of the Subsidiaries of Sun immediately prior to the Distribution other than Sabra and the Sabra Subsidiaries.

“No Gross Income Opinion” shall have the meaning set forth in Section 4.05(a).

“Person” shall mean an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization, other entity or group (as defined in the Exchange Act), including any Governmental Authority.

“Pre-Distribution Claims-Made Based Insurance Claim” shall mean any claim made against the New Sun Group or Sabra Group and reported to the applicable insurer(s) on or prior to the Distribution Date in respect of a Liability occurring on or prior to the Distribution Date under a “claims-made-based” insurance policy maintained by Sun or its Subsidiaries in effect on or prior to the Distribution Date.

“Pre-Distribution Insurance Claim” shall mean a Pre-Distribution Claims-Made Based Insurance Claim or any Action (whether made prior to, on or following the Distribution Date) in respect of a Liability occurring on or prior to the Distribution Date under an “occurrence-based” insurance policy of Sun or any of its Subsidiaries in effect on or prior to the Distribution Date.

“Privileged Information” shall have the meaning set forth in Section 6.06(a) of this Agreement.

“Properties” shall mean the real property of Sun and its Subsidiaries except as listed on Schedule 1.01(A).

“Proxy Statement” shall mean the definitive proxy statement dated [•], 2010 as sent to the holders of shares of Sun Common Stock in connection with the Distribution and the REIT Conversion Merger including any amendments or supplements thereto.

“Qualifying Income” shall have the meaning set forth in Section 4.05(a) of this Agreement.

“Real Estate Business” shall have the meaning set forth in the recitals of this Agreement.

“Registration Statements” shall mean the registration statement on Form S-4 to effect the registration of the issuance and sale of Sabra Common Stock in the REIT Conversion Merger pursuant to the Securities Act and the registration statement on Form S-1 to effect the registration of the issuance and sale of New Sun Common Stock in the Distribution pursuant to the Securities Act.

“REIT” means an entity that is a real estate investment trust within the meaning of Section 856 of the Code.

“REIT Conversion Merger” shall have the meaning set forth in the recitals of this Agreement.

“REIT Conversion Merger Date” shall mean the close of business on the date, to be determined by the board of directors of Sun, or such committee of the board as shall be designated by the board of directors, as of which the REIT Conversion Merger shall be effected.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys and other representatives.

“Sabra” shall have the meaning set forth in the preamble to this Agreement.

“Sabra Assets” shall mean, collectively, all the rights and assets that are owned by Sun or any of its Subsidiaries as of the Distribution Date (other than the New Sun Assets and the capital stock of New Sun), including without limitation:

(i) the capital stock of the Sabra Subsidiaries;

(ii) all the assets included on the Sabra Pro Forma Balance Sheet which will be owned by Sabra and its Subsidiaries as of the Distribution Date, including the Properties;

(iii) all the assets and rights expressly allocated to Sabra or any of its Subsidiaries under this Agreement and any of the Ancillary Agreements;

(iv) any other asset acquired by Sun or any of its Subsidiaries from the date of the Sabra Pro Forma Balance Sheet to the Distribution Date that is owned by Sun or any of its Subsidiaries and that is of a nature or type that would have resulted in such asset being included as an asset on the Sabra Pro Forma Balance Sheet had it been acquired on or prior to the date of the Sabra Pro Forma Balance Sheet, determined on a basis consistent with the determination of the assets included on the Sabra Pro Forma Balance Sheet; and

(v) all other assets of Sabra or any of its Subsidiaries primarily used in, primarily related to, or primarily useful to the conduct of the Real Estate Business.

For purposes of this Agreement, an asset shall be deemed to be “primarily used”, “primarily related”, and “primarily useful” in the conduct of the Real Estate Business, if its use by the Real Estate Business, relative to other uses of the asset by Sun and its Subsidiaries, is its primary use. In the event that any dispute arises as to whether an asset is a New Sun Asset or a Sabra Asset, New Sun and Sabra shall negotiate in good faith after the date hereof to determine whether such asset should be a New Sun Asset or a Sabra Asset. In the event that the parties cannot resolve such dispute despite such good faith negotiations, then each party shall be entitled to any remedy available under Article X.

“Sabra Common Stock” shall have the meaning set forth in the recitals of this Agreement.

“Sabra Financing Transactions” shall mean the entry into a secured revolving credit facility by Sabra in the amount of $100,000,000, the issuance by Sabra of senior unsecured notes in the amount of $225,000,000, or such other financing transactions approved by the board of directors of Sun and Sabra prior to the Distribution Date.

“Sabra Group” shall mean Sabra, the Sabra Subsidiaries and the corporations, partnerships, joint ventures, investments, limited liability companies and other entities that represent equity investments of Sabra or any of the Sabra Subsidiaries following consummation of the Corporate Restructuring Transactions and the Distribution.

“Sabra Indemnified Parties” (and, with correlative meaning, “Sabra Indemnified Party”) shall mean Sun and each member of the Sabra Group and each of their respective Representatives and Affiliates and each of the heirs, executors, successors and assigns of any of the foregoing.

“Sabra Liabilities” shall mean all of the Liabilities of Sabra, including, without limitation:

(i) all the Liabilities included on the Sabra Pro Forma Balance Sheet which remain outstanding as of the Distribution Date;

(ii) all other Liabilities that are incurred or which otherwise accrue or are accrued at any time prior to, on or after the date of the Sabra Pro Forma Balance Sheet and that arise or arose out of, or in connection with, the Sabra Assets or the Real Estate Business, determined on a basis consistent with the determination of the Liabilities of Sabra on the Sabra Pro Forma Balance Sheet;

(iii) all the Liabilities of Sabra to be retained or assumed by Sabra pursuant to the Corporate Restructuring Transactions or this Agreement; and

(iv) all Liabilities of any member of the Sabra Group, arising prior to the Distribution Date, to the extent primarily based upon, primarily arising out of or primarily resulting from (i) the conduct of the Real Estate Business, or (ii) any Sabra Assets.

“Sabra Pro Forma Balance Sheet” shall mean the pro forma balance sheet of Sabra at [•], attached hereto as Exhibit D.

“Sabra Subsidiaries” shall mean the Subsidiaries of Sun set forth on Schedule 1.01(B) hereto.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Share Distribution” shall mean the distribution contemplated by Section 3.01 of this Agreement and upon the terms and subject to the conditions set forth herein.

“Specified REIT Requirements” shall have the meaning set forth in Section 4.05(a).

“Subsidiary” shall mean with respect to any specified Person, any corporation or other legal entity of which such Person or any of its Subsidiaries controls or owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of members to the board of directors or similar governing body; provided, however, that for purposes of this Agreement, (a) the New Sun Subsidiaries shall be deemed to be Subsidiaries of New Sun and (b) the Sabra Subsidiaries shall be deemed to be Subsidiaries of Sabra.

“Sun” shall have the meaning set forth in the preamble to this Agreement.

“Sun Common Stock” shall have the meaning set forth in the recitals of this Agreement.

“Sun Subordinated Notes” shall mean the 9.125% Senior Subordinated Notes due 2015 in the aggregate principal amount of $200 million.

“Tax” shall have the meaning set forth in the Tax Allocation Agreement.

“Tax Allocation Agreement” shall mean the Tax Allocation Agreement, in the form attached hereto as Exhibit E, by and between Sun, Sabra and New Sun, which agreement shall be entered into on or prior to the Distribution Date.

“Tax Return” shall have the meaning set forth in the Tax Allocation Agreement.

“Taxing Authority” shall have the meaning set forth in the Tax Allocation Agreement.

“Third Party” shall mean a Person who is not a party hereto or a wholly-owned Subsidiary thereof.

“Third Party Claim” shall mean any demand, action, claim, suit, arbitration, inquiry, proceeding or investigation by or before any court, any federal, state, local or foreign Governmental Authority or any arbitration or mediation panel or tribunal asserted by a Third Party.

“Transition Services Agreement” shall mean the Transition Services Agreement, in the form attached hereto as Exhibit F, by and between Sabra and New Sun, which agreement shall become effective as of the Distribution Date.

1.02. Rules of Construction. Unless the context otherwise requires:

(a) A capitalized term has the meaning assigned to it;

(b) References in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be;

(c) References to Articles, Sections, Exhibits and Schedules shall refer to articles, sections, exhibits and schedules of this Agreement, unless otherwise specified;

(d) The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof;

(e) This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted and caused this Agreement to be drafted;

(f) All monetary figures shall be in United States dollars unless otherwise specified; and

(g) References to “including” in this Agreement shall mean “including, without limitation,” whether or not so specified.

ARTICLE II

PRE-DISTRIBUTION TRANSACTIONS; CERTAIN COVENANTS

2.01. Corporate Restructuring Transactions. Each of Sun, Sabra and New Sun shall, and shall cause each of their respective Subsidiaries to, as applicable, take such action or actions as is necessary to cause, effect and consummate the Corporate Restructuring Transactions in accordance with Exhibit A hereto. Each of Sun, Sabra and New Sun hereby agrees that any one or more of the Corporate Restructuring Transactions may be modified, supplemented or eliminated; provided, however, that such modification, supplement or elimination is determined to be necessary or appropriate (a) to separate and divide Sun so that (i) the Real Estate Business shall be owned directly or indirectly by Sabra, and (ii) the Healthcare Business shall be owned directly or indirectly by New Sun, (b) to distribute the outstanding New Sun Common Stock pursuant to the Distribution or to make a cash distribution in connection with the Distribution, or (c) to merge Sun with and into Sabra.

2.02. Charters and Bylaws.

(a) Certificate of Incorporation and By-Laws of New Sun. On or prior to the Distribution Date, Sun and New Sun shall each take all necessary actions so that, as of the Distribution Date, the Certificate of Incorporation and By-Laws of New Sun will be substantially in the forms set forth in Exhibit G-1 and Exhibit G-2, respectively.

(b) Articles of Amendment and Restatement and Amended and Restated By-Laws of Sabra. On or prior to the REIT Conversion Merger Date, Sun and Sabra shall each take all necessary actions so that, as of the REIT Conversion Merger Date, the Articles of Amendment and Restatement and the Amended and Restated By-Laws of Sabra will be substantially in the forms set forth in Exhibit H-1 and Exhibit H-2, respectively.

(c) Certificate of Amendment to Certificate of Incorporation of New Sun. On or prior to the Distribution Date, Sun and New Sun shall each take all necessary actions so that, immediately following the REIT Conversion Merger, the Certificate of Amendment to the Certificate of Incorporation of New Sun to change the name of New Sun to “Sun Healthcare Group, Inc.” shall be filed with the Secretary of State of the State of Delaware.

2.03. Transfer and Assignment of Certain Licenses and Permits.

(a) Licenses and Permits Relating to the Real Estate Business. On or prior to the Distribution Date, or as soon as reasonably practicable thereafter, each of the parties hereto shall

(and, if applicable, shall cause any other Person over which it has direct or indirect control to) duly and validly transfer, or cause to be duly and validly transferred (to the extent transferable), to Sabra Subsidiaries or obtain, or cause to be obtained, as applicable, all licenses, permits and authorizations issued by any Governmental Authority that relate to the Real Estate Business but which are held in the name of New Sun or its Subsidiaries.

(b) Licenses and Permits Relating to the Healthcare Business. On or prior to the Distribution Date, or as soon as reasonably practicable thereafter, each of the parties hereto shall (and, if applicable, shall cause any other Person over which it has direct or indirect control to) duly and validly transfer or cause to be duly and validly transferred (to the extent transferable) to New Sun Subsidiaries all transferable licenses, permits and authorizations issued by any Governmental Authority that relate to the Healthcare Business but which are held in the name of Sun, Sabra or its Subsidiaries.

2.04. Transfer of Assets and Assumption of Liabilities. On or prior to the Distribution Date, the parties hereto shall and shall cause their respective Subsidiaries to execute instruments of assignment and transfer and to take such other corporate action as is necessary:

(a) to transfer to New Sun and its Subsidiaries all of the right, title and interest of Sun and the Sabra Group in the New Sun Assets and to take all action necessary to cause New Sun or its Subsidiaries to assume all of the New Sun Liabilities; and

(b) to transfer to Sun or Sabra and its Subsidiaries, in accordance with Exhibit A hereto, all of the right, title and interest of the New Sun Group in the Sabra Assets and to take all action necessary to cause Sun, Sabra or its Subsidiaries to assume all of the Sabra Liabilities.

2.05. Financing Arrangements. Each of the parties hereto agrees that it will use commercially reasonable efforts to enter into and consummate the Financing Transactions on terms satisfactory to each of them. Each of the parties hereto agrees that it will use commercially reasonable efforts to obtain, prior to the Distribution Date, all necessary consents, waivers or amendments to each bank credit agreement, debt security or other financing facility to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound, or to assign, repay or refinance such agreement, security or facility, in each case on terms satisfactory to Sun, Sabra and New Sun, as applicable, and to the extent necessary to permit the Corporate Restructuring Transactions, the Financing Transactions, the repayment of Sun Subordinated Notes and the repayment of the Sun term loans, the Distribution and the REIT Conversion Merger to be consummated without any material breach of the terms of such bank credit agreement, debt security or other financing facility.

2.06. Consents. The parties hereto shall use their commercially reasonable efforts to obtain any material third-party consents or approvals (the “Consents”) prior to the Corporate Restructuring Transactions or the Distribution Date, as applicable, that are required to consummate the Corporate Restructuring Transactions, the Distribution, the REIT Conversion Merger and the other transactions contemplated hereby.

2.07. Registration Statement. Each of New Sun and Sabra has prepared, and has caused to be filed with the SEC, the Registration Statements. New Sun and Sabra shall take all such actions as may be reasonably necessary or appropriate in order to maintain the effectiveness of the Registration Statements by order of the SEC through the effective time of the REIT Conversion Merger.

2.08. State Securities Laws. Prior to the Distribution Date, Sun, Sabra and New Sun shall take all such action as may be necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States in order to effect the Distribution and the REIT Conversion Merger in accordance with Applicable Law.

2.09. Listing Applications. Prior to the Distribution Date, (i) Sun shall, to the extent possible, give the NASDAQ not less than ten days advance notice of the Distribution Record Date in compliance with Rule 10b-17 under the Exchange Act and (ii) Sun, Sabra and New Sun shall prepare and file with the NASDAQ listing applications and related documents and shall take all such other actions with respect thereto as shall be necessary or desirable in order to cause the NASDAQ to list on or prior to the Distribution Date, subject to official notice of issuance, the New Sun Common Stock and the Sabra Common Stock.

2.10. Director, Officer and Employee Resignations.

(a) Resignation by Directors and Employees of the Sabra Group. Sabra shall cause all the directors and all employees of the Sabra Group to resign, effective as of the Distribution Date, from all boards of directors or similar governing bodies of each member of the New Sun Group on which they serve, and from all positions as officers or employees of any member of the New Sun Group, except as otherwise set forth in the Proxy Statement or mutually agreed to in writing on or prior to the Distribution Date by Sabra, on the one hand, and, New Sun, on the other hand.

(b) Resignations by Directors and Employees of the New Sun Group. New Sun shall cause all the directors and all employees of the New Sun Group to resign, effective as of the Distribution Date, from all boards of directors or similar governing bodies of Sun and each member of the Sabra Group on which they serve, and from all positions as officers or employees of Sun and any member of the Sabra Group, except as otherwise set forth in the Proxy Statement or mutually agreed to in writing on or prior to the Distribution Date by New Sun, on the one hand, and Sabra, on the other hand.

2.11. Ancillary Agreements. On or prior to the Distribution Date, each of Sun, Sabra and New Sun shall enter into, and/or where applicable shall cause such other members of their respective Groups to enter into (a) the Ancillary Agreements and (b) any other agreements in respect of the Corporate Restructuring Transactions, the Distribution and the REIT Conversion Merger as are reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

2.12. Cash Allocation. On or prior to the Distribution Date, any cash or cash equivalents, marketable securities, bank accounts, lock boxes and other deposit arrangements shall be allocated in accordance with Schedule 2.12.

ARTICLE III

DISTRIBUTION TRANSACTIONS

3.01. The Distribution.

(a) Duties and Obligations of Sun. Subject to the conditions herein, on or prior to the Distribution Date, Sun shall, as soon as practicable, instruct the Agent to distribute to the holders of Sun Common Stock, as of the Distribution Record Date, the following:

(x) one share of New Sun Common Stock for every three shares of Sun Common Stock which shall be electronically issued to the holders of Sun Common Stock or to such stockholders’ bank, broker or other nominee on such stockholders’ behalf by way of direct registration in book-entry form;

(y) cash, if applicable, in lieu of fractional shares obtained in the manner provided in Section 3.02; and

(z) a cash dividend in the amount of $[0.17] for each share of Sun Common Stock.

(b) Duties and Responsibilities of New Sun. All shares of New Sun Common Stock issued pursuant to the Distribution will be validly issued, fully paid and nonassessable and free of any preemptive (or similar) rights.

3.02. Fractional Shares.

(a) No Fractional Shares. Notwithstanding anything herein to the contrary, no fractional shares of New Sun Common Stock shall be issued in connection with the Distribution, and any such fractional share interests to which a stockholder would otherwise be entitled will not entitle such stockholder to vote or to any rights of a stockholder of New Sun. In lieu of any such fractional shares, each stockholder who, but for the provisions of this Section 3.02, would be entitled to receive a fractional share interest of New Sun Common Stock pursuant to the Distribution shall be paid cash without any interest thereon, as hereinafter provided. Sun shall instruct the Agent to determine the number of whole shares and fractional shares of New Sun Common Stock allocable to each stockholder, to aggregate all such fractional shares into whole shares, to sell the whole shares obtained thereby in the open market at the then prevailing prices on behalf of stockholders who otherwise would be entitled to receive fractional share interests and to distribute to each such stockholder his, her or its ratable share of the total proceeds of such sale, after making appropriate deductions of the amount required for federal income tax withholding purposes and after deducting any applicable transfer taxes. New Sun shall be obligated to pay any brokerage or other fees in connection with the sale of aggregated fractional shares of New Sun Common Stock.

(b) Unclaimed Stock or Cash. Any New Sun Common Stock or cash in lieu of fractional shares and dividends or distributions with respect to New Sun Common Stock that remain unclaimed by any stockholder 180 days after the Distribution Date shall be returned to New Sun and any such stockholders shall look only to New Sun for the New Sun Common Stock and cash, if any, in lieu of fractional share interests and any such dividends or distributions to which they are entitled, subject in each case to applicable escheat or other abandoned property laws.

3.03. Restricted Stock Units. Subject to the conditions herein and the conditions to the REIT Conversion Merger, at the effective time of the REIT Conversion Merger, [Trust] shall receive [•] share[s] of Sabra Common Stock for each Sun restricted stock unit held by each director, executive officer and employee which has vested as of the Distribution Date but the payment of which has been deferred to a later date. At the time of the payment of the award, [Trustee] shall deliver to the holder of such award, in satisfaction of New Sun’s obligations therefor, [•] share[s] of Sabra Common Stock for each unit, subject to any appropriate equitable adjustments to reflect future corporate transactions. New Sun hereby agrees and covenants to Sabra that New Sun, its Subsidiaries and [Trust] shall not acquire any additional shares of Sabra Common Stock which would cause [Trust] to own a number of shares in excess of those it needs to fulfill its obligations in respect of the Sun restricted stock units referred to in the preceding sentence.

ARTICLE IV

SURVIVAL, ASSUMPTION AND INDEMNIFICATION

4.01. Survival of Agreements. All covenants and agreements of the parties hereto contained in this Agreement shall survive the Distribution Date in accordance with their respective terms and shall not be merged into any deeds or other transfer or closing instruments or documents.

4.02. Ancillary Agreements. This Article IV shall not be applicable to any Indemnifiable Losses or Liabilities (a) governed by the Tax Allocation Agreement; or (b) which relate to or are otherwise expressly provided for in the Ancillary Agreements.

4.03. Assumption and Indemnification.

(a) Subject to Sections 4.02 and 4.03(c) and except as expressly provided in the Ancillary Agreements, from and after the Distribution Date, Sun and Sabra shall retain or assume, as the case may be, and shall indemnify, defend and hold harmless each member of the New Sun Group, and each of their Representatives and Affiliates, from and against, (i) all Sabra Liabilities, (ii) the use and operation of the Sabra Assets by Sabra following the Distribution, (iii) all Losses arising from or relating to or due to the failure to pay, perform or discharge in due course the Sabra Liabilities by any member of the Sabra Group who has an obligation with respect thereto and (iv) all Losses arising from or relating to any breach or violation of the covenants made in this Agreement by Sabra.

(b) Subject to Sections 4.02 and 4.03(c) and except as expressly provided in the Ancillary Agreements, from and after the Distribution Date, New Sun shall retain or assume, as the case may be, and shall indemnify, defend and hold harmless the Sabra Indemnified Parties from and against, (i) all New Sun Liabilities, (ii) the use and operation of the New Sun Assets by New Sun following the Distribution, (iii) any and all Losses arising from or relating to or due to the failure to pay, perform or discharge in due course the New Sun Liabilities by any member of the New Sun Group who has an obligation with respect thereto and (iv) all Losses arising from or relating to any breach or violation of the covenants made in this Agreement by New Sun.

(c) The amount which an Indemnifying Party is required to pay to any Indemnitee pursuant to Sections 4.03(a) or (b) shall be reduced (including, without limitation, retroactively) by any Insurance Proceeds and other amounts (including, without limitation, amounts received from Third Parties in respect of other indemnification or contribution obligations of Third Parties) actually recovered by such Indemnitee in reduction of the related Indemnifiable Loss, it being understood and agreed that each member of the Sabra Group and the New Sun Group shall use its commercially reasonable efforts, at the expense of the Indemnifying Party, to collect any such proceeds or other such amounts to which it or any of its Subsidiaries is entitled, without regard to whether it is the Indemnitee hereunder. If an Indemnitee receives an Indemnity Payment in respect of an Indemnifiable Loss and subsequently receives Insurance Proceeds or other amounts in respect of such Indemnifiable Loss, then such Indemnitee shall pay to such Indemnifying Party an amount equal to the difference between (i) the sum of the amount of any Indemnity Payment and the amount of any Insurance Proceeds or other amounts actually received and (ii) the amount of the Indemnifiable Loss. An insurer or a Third Party (including, without limitation, purchasers under any asset purchase agreements, real estate agreements or any other agreements relating to New Sun Liabilities or Sabra Liabilities) who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto, or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other Third Party shall be entitled to a benefit it would not otherwise be entitled to receive in the absence of the indemnification provisions set forth herein.

(d) On the Distribution Date, New Sun shall assume (or shall cause one of its Subsidiaries to assume) (i) the prosecution of all claims which relate to the Healthcare Business that are either pending on or arise after the Distribution Date; (ii) in conjunction with Sabra pursuant to Section 4.03(e), the defense against all Third Party Claims arising from or relating to the Distribution or the REIT Conversion Merger; and (iii) the defense against all Third Party Claims which are New Sun Liabilities and are either pending on or arise after the Distribution Date. Sabra shall use commercially reasonable efforts to make available and shall cause its Subsidiaries to use commercially reasonable efforts to make available to New Sun and its Subsidiaries, at New Sun’s expense, (x) any personnel or any books, records or other documents within its control or which it otherwise has the ability to make available that New Sun or such Subsidiary reasonably believes are necessary or appropriate for such prosecution or defense as provided in this Article IV; and (y) such other assistance in support of the prosecution or defense of such litigation as New Sun or its Subsidiaries may reasonably request, including without limitation, the right to assert in the name of Sabra or any of its Subsidiaries such rights, claims, counterclaims or defenses that Sabra or any Sabra Subsidiary would be or would have been entitled to assert in such litigation or in the prosecution of or defense against such claim had the Distribution not occurred; provided, however, that no member of the Sabra Group shall be required to take any action, refrain from taking any action or make available any assistance if doing so would have the effect of increasing Liabilities of the Sabra Group.

(e) On the Distribution Date, Sabra shall assume (or shall cause one of its Subsidiaries to assume) (i) the prosecution of all claims which relate to the Real Estate Business that are either pending on or arise after the Distribution Date; (ii) in conjunction with New Sun pursuant to Section 4.03(d), the defense against all Third Party Claims arising from or relating to the Distribution or the REIT Conversion Merger; and (iii) the defense against all Third Party Claims which are Sabra Liabilities and are either pending on or arise after the Distribution Date. New Sun shall use commercially reasonable efforts to make available and shall cause its Subsidiaries to use commercially reasonable efforts to make available to Sabra and its Subsidiaries, at Sabra’s expense, (x) any personnel or any books, records or other documents within its control or which it otherwise has the ability to make available that Sabra or such Subsidiary reasonably believes are necessary or appropriate for such prosecution or defense as provided in this Article IV; and (y) such other assistance in support of the prosecution or defense of such litigation as Sabra or its Subsidiaries may reasonably request, including without limitation, the right to assert in the name of New Sun or any of its Subsidiaries such rights, claims, counterclaims or defenses that New Sun or any New Sun Subsidiary would be or would have been entitled to assert in such litigation or in the prosecution of or defense against such claim had the Distribution not occurred; provided, however, that no member of the New Sun Group shall be required to take any action, refrain from taking any action or make available any assistance if doing so would have the effect of increasing Liabilities of the New Sun Group.

4.04. Procedure for Indemnification.

(a) If any Indemnitee receives notice of the assertion of any Third Party Claim with respect to which an Indemnifying Party is obligated under this Agreement to provide indemnification, such Indemnitee shall promptly deliver to the Indemnifying Party a written notice thereof; provided, however, that the failure of any Indemnitee to give notice as provided in this Section 4.04 shall not relieve any Indemnifying Party of its obligations under this Article IV, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice. Such written notice shall describe such Third Party Claim in reasonable detail and, if practicable, shall indicate the estimated amount of the Indemnifiable Loss that has been or may be sustained by such Indemnitee. Thereafter, such Indemnitee shall deliver to the Indemnifying Party, promptly after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to such Third Party Claim.

(b) An Indemnifying Party, at the Indemnifying Party’s own expense and through counsel chosen by the Indemnifying Party (which counsel shall be reasonably satisfactory to the Indemnitee), may elect to defend any Third Party Claim. If the Indemnifying Party elects to defend a Third Party Claim, then, within fifteen Business Days after receiving notice of such Third Party Claim or sooner (but in no event less than five Business Days) if the nature of such Third Party Claim so requires, the Indemnifying Party shall notify the Indemnitee of its intent to do so. The Indemnitee shall thereupon use commercially reasonable efforts to make available to the Indemnifying Party, at the Indemnifying Party’s expense, such assistance in support of the prosecution or defense of such litigation as the Indemnifying Party may reasonably request, including without limitation, the right to assert in the name of the Indemnitee such rights, claims, counterclaims or defenses that the Indemnitee would be or would have been permitted to assert in such litigation or in the prosecution of a claim or counterclaim against a Third Party or in defense against such Third Party Claim had the Distribution not occurred. The Indemnifying

Party shall pay the Indemnitee’s reasonable out-of-pocket expenses incurred in connection with such cooperation consistent with the provisions of this Article IV. Except as provided herein, after notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnitee under this Article IV for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof, unless the Indemnitee reasonably shall have concluded (upon advice of its counsel) that, with respect to such claims, the Indemnitee and the Indemnifying Party may have different, conflicting, or adverse legal positions or interests. If an Indemnifying Party elects not to defend against a Third Party Claim, or fails to notify an Indemnitee of its election as provided in this Section 4.04 within the period of fifteen (or five, if applicable) Business Days described above, the Indemnitee may defend, compromise and settle such Third Party Claim; provided, however, that no the Indemnitee may compromise or settle any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(c) Notwithstanding the foregoing, the Indemnifying Party shall not, without the prior written consent of the Indemnitee, settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release from all Liability in respect of such Third Party Claim.

(d) If the Indemnifying Party chooses to defend or to seek to compromise any Third Party Claim, the Indemnitee shall make available to the Indemnifying Party any personnel or any books, records or other documents within its control or which it otherwise has the ability to make available that are necessary or appropriate for such defense.

(e) Upon obtaining knowledge of any Indemnifiable Loss which does not result from a Third Party Claim, the Indemnitee shall promptly give written notice to the Indemnifying Party specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted. If the Indemnifying Party disputes such claim of indemnification, the Indemnifying Party shall notify the Indemnitee within thirty days after the receipt of such notice. If such Indemnifying Party does not respond within such thirty-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such thirty-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party under Article X of this Agreement. If the Indemnifying Party does not dispute the Indemnitee’s claim of indemnification, the Indemnifying Party shall pay the amount of any valid claim within thirty days after receipt of notice from the Indemnitee.

(f) If the amount of any Indemnifiable Loss shall, at any time subsequent to the payment required by this Agreement, be reduced by recovery, settlement or otherwise, the amount of such reduction, less any expenses incurred in connection therewith, shall promptly be repaid by the Indemnitee to the Indemnifying Party.

(g) In the event of payment by an Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such

Indemnitee may have any right or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim, including without limitation, permitting the Indemnifying Party to bring suit against such Third Party in the name of the Indemnitee.

4.05. Tax Procedures.

(a) With respect to any period in which Sabra has made or will make an election to be taxed as a REIT, notwithstanding any other provisions in this Agreement, any payments to be made by New Sun to any member of the Sabra Group pursuant to Sections 4.03(b), 4.03(c) or 4.04(f) for any calendar year shall not exceed the sum of (i) the amount that it is determined will not be gross income of Sabra for purposes of the requirements of Sections 856(c)(2) and (3) of the Code for any period in which Sabra has made an election to be taxed as a REIT, with such determination to be set forth in an opinion of outside tax counsel selected by Sabra, which such opinion shall be reasonably satisfactory to Sabra (such opinion is referred to as a “No Gross Income Opinion”) plus (ii) such additional amount that it is estimated can be paid to Sabra in such taxable year without causing Sabra to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code, determined (x) as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)(I) of the Code (“Qualifying Income”) and (y) by taking into account any other payments to Sabra during such taxable year that do not constitute Qualifying Income, which determination shall be (A) made by independent tax accountants to Sabra, and (B) submitted to and approved by Sabra’s outside tax counsel, and (iii) in the event that Sabra receives a ruling from the IRS holding that Sabra’s receipt of the additional amount otherwise to be paid under this Agreement either would constitute Qualifying Income or would be excluded from gross income of Sabra for purposes of Sections 856(c)(2) and (3) of the Code (the “Specified REIT Requirements”), the aggregate payments otherwise required to be made pursuant to Sections 4.03(b), 4.03(c) or 4.04(f) (determined without regard to this Section 4.05(a)) less the amount otherwise previously paid under clauses (i) and (ii) above.

(b) New Sun shall place the full amount of any payments otherwise to be made by New Sun pursuant to Sections 4.03(b), 4.03(c) or 4.04(f) in a mutually agreed escrow account upon mutually acceptable terms (which shall provide that (i) the amount in the escrow account shall be treated as the property of New Sun, unless it is released from such escrow account to any Sabra Indemnified Party, (ii) all income earned upon the amount in the escrow account shall be treated as the property of New Sun and reported, as and to the extent required by Applicable Law, by the escrow agent to the IRS, or any other taxing authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned by New Sun whether or not said income has been distributed during such taxable year and (iii) any portion thereof shall not be released to any Sabra Indemnified Party unless and until New Sun receives any of the following: (x) a letter from Sabra’s independent tax accountants indicating the amount that it is estimated can be paid at that time to the Sabra Indemnified Parties without causing Sabra to fail to meet the Specified REIT Requirements for the taxable year in which the payment would be made, which determination shall be made by such independent tax accountants, or (y) an opinion of outside tax counsel selected by Sabra, such opinion to be reasonably satisfactory to Sabra, to the effect that, based upon a change in Applicable Law after the date on which payment was first deferred hereunder, receipt of the additional amount otherwise to be paid pursuant to Sections 4.03(b), 4.03(c) or 4.04(f) either would be excluded from gross income of Sabra for purposes of the Specified REIT Requirements or would constitute Qualifying Income, in any of which events New Sun shall pay to the applicable Sabra Indemnified Parties the lesser of the unpaid amounts due pursuant to Sections 4.03(b), 4.03(c) or 4.04(f) (determined without regard to this Section 4.05) or the maximum amount stated in the letter referred to in (iii)(x) above).

(c) Any amount held in escrow pursuant to Section 4.05(b) for five years shall be released from such escrow to be used as determined by New Sun in its sole and absolute discretion.

(d) Sabra shall bear all costs and expenses with respect to the escrow.

(e) New Sun shall cooperate in good faith to amend this Section 4.05 at the reasonable request of Sabra in order to (i) maximize the portion of such payment that may be distributed to Sabra hereunder without causing Sabra to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Sabra’s chances of securing a favorable ruling described in this Section 4.05, or (iii) assist Sabra in obtaining a favorable opinion from its outside tax counsel or determination from its tax accountants as described in this Section 4.05. Sabra shall reimburse New Sun for all reasonable costs and expenses of such cooperation.

4.06. Characterization of Payments. It is the intention of the parties to this Agreement that payments made pursuant to Sections 4.03(b), 4.03(c) or 4.04(f) are to be treated as relating back to the cash allocation made in accordance with Section 2.12 as a nontaxable adjustment to the amount of cash transferred by New Sun to Sun. The parties to this Agreement shall not take any position inconsistent with such intention before any Taxing Authority, except to the extent that a Final Determination with respect to the recipient party causes any such payment not to be so treated.

ARTICLE V

CERTAIN ADDITIONAL COVENANTS

5.01. Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement and in the Ancillary Agreements, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement, including without limitation, to (i) confirm New Sun’s title to all of the New Sun Assets and assumption of all New Sun Liabilities, to put New Sun in actual possession and operating control of the New Sun Assets, and to permit New Sun to exercise all rights and to perform its obligations with respect to the Healthcare Business and (ii) confirm Sabra’s title to all of the Sabra Assets and assumption of all Sabra Liabilities, to put Sabra in actual possession and operating control of the Sabra Assets, and to permit Sabra to exercise all rights and to perform its obligations with respect to the Real Estate Business. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement, the Corporate Restructuring Transactions and the other transactions contemplated hereby. If the Corporate Restructuring Transactions, including but not limited to, assignments of contracts, are not consummated prior to or at the Distribution Date for any reason, including but not limited to, the absence of receipt of any Consents, then the party hereto retaining such asset or Liability shall thereafter hold such asset in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto), or shall retain such Liability for the account of the party by whom such Liability is to be assumed pursuant hereto, as the case may be, and shall take such other action as may be reasonably requested by the party to whom such asset is to be transferred, or by whom such Liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably possible, in the same position as if such asset or Liability had been transferred or assumed as contemplated hereby. If and when any such asset or Liability becomes transferable or assumable, the parties shall cooperate to effect such transfer or assumption as quickly thereafter as reasonably practicable. The parties hereto agree that, as of the Distribution Date, as between the parties, (x) New Sun shall be deemed to have acquired complete and sole beneficial ownership of all of the New Sun Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the New Sun Liabilities, and all duties, obligations and responsibilities incident thereto and (y) Sabra shall be deemed to have acquired complete and sole beneficial ownership of all of the Sabra Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Sabra Liabilities, and all duties, obligations and responsibilities incident thereto.

(b) Without limiting the generality of Section 5.01(a), Sun, as the sole stockholder of New Sun and Sabra prior to the Distribution, shall ratify any actions taken by New Sun or Sabra on or prior to the Distribution Date which are reasonably necessary or desirable to be taken by New Sun and Sabra to effectuate the transactions contemplated by this Agreement or the Ancillary Agreements in a manner consistent with the terms of this Agreement or such Ancillary Agreements.

(c) If the New Sun Group elects to pursue any claim or right relating to the Healthcare Business, Sun and the Sabra Group, upon request and at the New Sun Group’s expense, shall use its commercially reasonable efforts to make available to the New Sun Group such assistance in support of the prosecution of such litigation as the New Sun Group may reasonably request, including without limitation, the right to assert, as needed, in the name of Sun, Sabra or any member of the Sabra Group such rights and claims that Sun, Sabra or such member would be or would have been permitted to assert in such litigation had the Distribution not occurred; provided, however, that neither Sun nor any member of the Sabra Group shall be required to take any action, refrain from taking any action or make available any assistance if doing so would have the effect of increasing Liabilities of Sun or the Sabra Group.

(d) If the Sabra group elects to pursue any claim or right relating to the Real Estate Business, New Sun, upon request and at Sun’s or the Sabra Group’s expense, shall use its commercially reasonable efforts to make available to Sun and the Sabra Group such assistance in support of the prosecution of such litigation as Sun and the Sabra Group may reasonably request, including without limitation, the right to assert, as needed, in the name of New Sun or any member of the New Sun Group such rights and claims that New Sun or such member would be or would have been permitted to assert in such litigation had the Distribution not occurred; provided, however, that no member of the New Sun Group shall be required to take any action, refrain from taking any action or make available any assistance if doing so would have the effect of increasing Liabilities of the New Sun Group.

5.02. Receivables Collection And Other Payments. If after the Distribution Date, Sun or the Sabra Group or the New Sun Group receives payments belonging to the other party, the recipient shall promptly account for and remit same to the other party.

ARTICLE VI

ACCESS TO INFORMATION

6.01. Provision of Corporate Records. From and after the Distribution Date, all such books, records and copies (where copies are delivered in lieu of originals) transferred to:

(a) New Sun Group, whether or not delivered, shall be the property of the New Sun Group; provided, however, that all such Information contained in such books, records or copies relating to the Sabra Group, the Real Estate Business, the Sabra Liabilities, or the Ancillary Agreements shall be subject to the applicable confidentiality provisions and restricted use provisions, if any, contained in this Agreement or the Ancillary Agreements and any confidentiality restrictions imposed by Applicable Law. Sabra, if it so elects, may retain copies of any original books and records delivered to New Sun along with those original books and records of the Sabra Group authorized herein to be retained; provided, however, that all such Information contained in such books, records or copies (whether or not delivered by the Sabra Group) relating to the New Sun Group, the Healthcare Business, and the New Sun Liabilities shall be subject to the applicable confidentiality provisions and restricted use provisions, if any, contained in this Agreement or the Ancillary Agreements and any confidentiality restrictions imposed by Applicable Law.

(b) Sabra Group, whether or not delivered, shall be the property of the Sabra Group; provided, however, that all such Information contained in such books, records or copies relating to the New Sun Group, the Healthcare Business, the New Sun Liabilities, or the Ancillary Agreements shall be subject to the applicable confidentiality provisions and restricted use provisions, if any, contained in this Agreement or the Ancillary Agreements and any confidentiality restrictions imposed by Applicable Law. New Sun, if it so elects, may retain copies of any original books and records delivered to Sabra along with those original books and records of the New Sun Group authorized herein to be retained; provided, however, that all such Information contained in such books, records or copies (whether or not delivered by the New Sun Group) relating to the Sabra Group, the Real Estate Business, and the Sabra Liabilities shall be subject to the applicable confidentiality provisions and restricted use provisions, if any, contained in this Agreement or the Ancillary Agreements and any confidentiality restrictions imposed by Applicable Law.

6.02. Access to Information. In addition to the provisions set forth in Section 6.01 above, from and after the Distribution Date and upon reasonable notice, each of the Sabra Group and the New Sun Group shall afford to the other and to the other’s Representatives at the expense of the other party, reasonable access and duplicating rights during normal business hours to all Information developed or obtained prior to the Distribution Date within such party’s possession relating to the other party or its businesses, its former businesses, its assets, its Liabilities, or the Ancillary Agreements, insofar as such access is reasonably requested by such other party, but subject to the applicable confidentiality provisions and restricted use provisions, if any, contained in this Agreement or the Ancillary Agreements and any confidentiality restrictions imposed by Applicable Law. In addition, without limiting the foregoing, Information may be requested under this Section 6.02 for audit, accounting, claims, intellectual property protection, litigation and Tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations. In each case, the requesting party agrees to cooperate with the other party to minimize the risk of unreasonable interference with the other party’s business. In the event access to any Information otherwise required to be granted herein or in the Ancillary Agreements is restricted by Applicable Law or otherwise, the parties agree to take such actions as are reasonably necessary, proper or advisable to have such restrictions removed or to seek an exemption therefrom or to otherwise provide the requesting party with the benefit of the Information to the same extent such actions would have been taken on behalf of the requesting party had such a restriction existed and the Distribution not occurred.

6.03. Litigation Support and Production of Witnesses. After the Distribution Date, each member of the Sabra Group and the New Sun Group shall use commercially reasonable efforts to provide assistance to the other with respect to Litigation Matters and to make available to the other, upon written request: (a) such employees who have expertise or knowledge with respect to the other party’s business or products or matters in litigation, for the purpose of consultation and/or as a witness; and (b) its directors, officers, other employees and agents, as witnesses, in each case to the extent that the requesting party believes any such Person may reasonably be useful or required in connection with any legal, administrative or other proceedings in which the requesting party may from time to time be involved. The employing party agrees that such consultant or witness shall be made available to the requesting party upon reasonable notice to the same extent that such employing party would have made such consultant or witness available if the Distribution had not occurred. The requesting party agrees to cooperate with the employing party in giving consideration to business demands of such Persons.

6.04. Reimbursement. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a party providing Information, consultant, or witness services to the other party under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements, travel expenses, and other out-of-pocket expenses (including the direct and indirect costs of employees providing consulting and expert witness services in connection with litigation, but excluding direct and indirect costs of employees who provide Information or are fact witnesses) as may be reasonably incurred in providing such Information, consulting or witness services.

6.05. Retention of Records. Except as otherwise required by Applicable Law or agreed in writing, or as otherwise provided in the Tax Allocation Agreement, each member of the Sabra Group and the New Sun Group shall retain, for a period of five years or such longer period as may be required by Applicable Law, this Agreement or the Ancillary Agreements, all significant Information in such party’s possession or under its control relating to the business, former business, assets or Liabilities of the other party or this Agreement or the Ancillary Agreements and, after the expiration of such applicable period, prior to destroying or disposing of any of such Information, (a) the party proposing to dispose of or destroy any such Information shall provide no less than thirty days’ prior written notice to the other party, specifying the Information proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date for such destruction or disposal, the other party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such other party, the party proposing to dispose of or destroy such Information promptly shall arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.

6.06. Privileged Information. In furtherance of the rights and obligations of the parties set forth in this Article VI:

(a) Each party hereto acknowledges that (i) Sun and the Sabra Group on the one hand, and the New Sun Group on the other hand, has or may obtain Information regarding a member of the other Group, or any of its operations, employees, assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents), as applicable, that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privileges (“Privileged Information”); (ii) there are a number of actual, threatened or future litigations, investigations, proceedings (including arbitration proceedings), claims or other legal matters that have been or may be asserted by or against, or otherwise affect, each or both of Sabra and New Sun (or members of either Group) (“Litigation Matters”); (iii) Sabra and New Sun have a common legal interest in Litigation Matters, in the Privileged Information, and in the preservation of the confidential status of the Privileged Information, in each case relating to the Real Estate Business or the Healthcare Business or any former businesses, the assets or the Liabilities of each party as it or they existed prior to the Distribution Date or relating to or arising from the relationship between the constituent elements of the Groups on or prior to the Distribution Date; and (iv) Sabra and New Sun intend that the transactions contemplated by this Agreement and the Ancillary Agreements and any transfer of Privileged Information in connection herewith or therewith shall not operate as a waiver of any potentially applicable privilege.

(b) Each of Sun, Sabra and New Sun agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the Real Estate Business or the Healthcare Business or any former businesses or assets or Liabilities of either party or relating to or arising from the relationship between the Groups on or prior to the Distribution Date, without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld and shall not be withheld if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that Sabra and New Sun may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates, in the case of Sabra, solely to the Real Estate

Business or the Sabra Liabilities as each existed prior to the Distribution Date or, in the case of New Sun, solely to the Healthcare Business, or the New Sun Liabilities, as each existed prior to the Distribution Date. In the event of a disagreement between any member of the Sabra Group and any member of the New Sun Group concerning the reasonableness of withholding such consent, no disclosure shall be made prior to (i) a final, nonappealable resolution of such disagreement by a court of competent jurisdiction if such requirement to disclose is part of a pending judicial proceeding; or (ii) a final determination by an arbitrator appointed pursuant to Article X if such requirement to disclose is not part of a pending judicial proceeding.

(c) Upon any member of the Sabra Group or any member of the New Sun Group receiving any subpoena or other compulsory disclosure notice from a court, other governmental agency or otherwise which requests disclosure of Privileged Information, in each case relating to the Real Estate Business or the Sabra Liabilities (in the case of the New Sun Group) or the Healthcare Business, or the New Sun Liabilities (in the case of the Sabra Group), as they or it existed prior to the Distribution Date or relating to or arising from the relationship between the constituent elements of the Groups on or prior to the Distribution Date, the recipient of the notice shall promptly provide to Sabra, in the case of receipt by a member of the New Sun Group, or to New Sun, in the case of receipt by a member of the Sabra Group, a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in paragraph (b) above, Sabra and New Sun shall cooperate to assert all defenses to disclosure claimed by either Group, at the cost and expense of the Group claiming such defense to disclosure, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined.

6.07. Confidentiality. From and after the Distribution Date, each of Sabra and New Sun shall hold, and shall use its commercially reasonable efforts to cause its employees, Affiliates and Representatives to hold, in strict confidence all Information concerning or belonging to the other party obtained by it prior to the Distribution Date or furnished to it by such other party pursuant to this Agreement or the Ancillary Agreements and shall not release or disclose such Information to any other Person, except its Representatives, who shall be bound by the provisions of this Section 6.07; provided, however, that Sabra and New Sun and their respective employees, Affiliates and Representatives may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such party’s counsel, by other requirements of Law, or (b) such party can show that such Information was (i) available to such party after the Distribution Date from Third Party sources other than employees or former employees of either party hereto, their Affiliates, former Affiliates, Representatives or former Representatives, on a nonconfidential basis prior to its disclosure to such party after the Distribution Date by the other party, (ii) in the public domain through no fault of such party, (iii) lawfully acquired by such party from Third Party sources other than employees or former employees of either party hereto, their Affiliates, former Affiliates, Representatives or former Representatives, after the time that it was furnished to such party pursuant to this Agreement or the Ancillary Agreements or (iv) is independently discovered or developed after the Distribution Date by employees of such party. Each of Sabra and New Sun and their respective Representatives and Affiliates shall be deemed to have satisfied its obligations under this Section 6.07 with respect to any Information if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar

Information. Notwithstanding the foregoing, the confidentiality obligations regarding patient health information and other similar information of each Sabra Subsidiary that is a party to a Lease Agreement with a Subsidiary of New Sun shall be governed by a Business Associate Agreement to be executed by each such Sabra Subsidiary.

ARTICLE VII

NO REPRESENTATIONS OR WARRANTIES; EXCEPTIONS

7.01. No Representations or Warranties; Exceptions.

(a) New Sun understands and agrees that no member of the Sabra Group is, in this Agreement or in any Ancillary Agreement, representing or warranting to the New Sun Group in any way as to the Healthcare Business, the New Sun Liabilities, or the New Sun Assets, or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being agreed and understood as between the Groups, the members of the New Sun Group shall take all of the Healthcare Business “as is, where is” and that, except as provided in this Section 7.01 or in Section 5.01, the members of the New Sun Group shall bear the economic and legal risk that conveyances of the Healthcare Business shall prove to be insufficient or that the title of any member of the New Sun Group to any Healthcare Business shall be other than good and marketable and free from encumbrances.

(b) Sabra understands and agrees that no member of the New Sun Group is, in this Agreement or in any Ancillary Agreement, representing or warranting to the Sabra Group in any way as to the Real Estate Business, the Sabra Liabilities, or the Sabra Assets, or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being agreed and understood as between the Groups, the members of the Sabra Group shall take all of the Real Estate Business “as is, where is” and that, except as provided in this Section 7.01 or in Section 5.01, the members of the Sabra Group shall bear the economic and legal risk that conveyances of the Real Estate Business shall prove to be insufficient or that the title of any member of the Sabra Group to any Real Estate Business shall be other than good and marketable and free from encumbrances.

ARTICLE VIII

CONDITIONS TO THE DISTRIBUTION

8.01. Conditions to Obligations.

(a) The obligations of the parties hereto to consummate the Distribution are subject to the satisfaction or waiver, as determined by Sun in its sole discretion, of each of the following conditions:

(i) Sun’s stockholders shall have approved the Distribution and adopted the agreement and plan of merger to implement the REIT Conversion Merger;

(ii) the Corporate Restructuring Transactions as set forth on Exhibit A shall have been completed;

(iii) New Sun’s listing application with the NASDAQ shall have been approved, subject to official notice of issuance;

(iv) no stop order shall be in effect with respect to New Sun’s registration statement on Form S-1 filed with the SEC to register under the Securities Act the distribution of shares of New Sun Common Stock;

(v) no stop order shall be in effect with respect to Sabra’s registration statement on Form S-4 filed with the SEC to register under the Securities Act the issuance of shares of Sabra Common Stock in the REIT Conversion Merger;

(vi) Sun, New Sun and Sabra shall have obtained all material authorizations, consents, approvals and clearances of third parties, including U.S. federal, state and local governmental agencies, to complete the Distribution and REIT Conversion Merger;

(vii) no preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority, shall be in effect preventing the consummation of the Distribution or the REIT Conversion Merger;

(viii) the Financing Transactions shall have been consummated, and all material consents, waivers or amendments to any mortgage indebtedness shall have been obtained, in each case, on terms satisfactory to Sun;

(ix) this Agreement and the Ancillary Agreements shall have been executed and delivered by appropriate parties;

(x) no litigation or proceeding challenging or seeking to restrain the Distribution or the REIT Conversion Merger shall be pending or threatened; and

(xi) all other conditions required to complete the REIT Conversion Merger shall have been satisfied or waived.

(b) The foregoing conditions are for the sole benefit of Sun and shall not give rise to any duty on the part of Sun or its board of directors to waive or not waive any such condition. Any determination made by the board of directors of Sun in good faith on or prior to the Distribution Date concerning the satisfaction or waiver of any or all of the conditions set forth in Section 8.01(a) shall be conclusive.

8.02. No Constraints. Notwithstanding the provisions of Section 8.01, the satisfaction or waiver of the conditions precedent to the Distribution set forth therein shall not:

(a) create any obligation on the part of Sun or any other party hereto to effect the Distribution;

(b) limit, in any way, Sun’s right and power under Section 11.01 to terminate this Agreement and the process leading to the Distribution and to abandon the Distribution; or

(c) alter the consequences of any such termination under Section 11.01.

8.03. Deferral of the Distribution Date. If the Distribution Date shall have been established by the board of directors of Sun but all the conditions precedent to the Distribution set forth in this Agreement have not theretofore been satisfied or waived, or Sun does not reasonably anticipate that they will be satisfied or waived, on or prior to the date established as the Distribution Date, the Distribution shall not occur at the time established and, Sun may, by resolution of its board of directors (or a committee thereof, so authorized), defer the Distribution Date to a later date.

8.04. Public Notice of the Deferred Distribution Date. If the Distribution Date is deferred in accordance with Section 8.03 and public announcement of the prior Distribution Date has theretofore been made, Sun shall promptly issue a public announcement with respect to such deferment and shall take such other actions as may be deemed necessary or desirable with respect to the dissemination of the public announcement.

ARTICLE IX

INSURANCE

9.01. Coverage. Subject to the provisions of this Article IX, coverage of Sabra and members of the Sabra Group under all Sun’s insurance policies shall cease as of the Distribution Date. From and after the Distribution Date, Sabra and its Subsidiaries shall be responsible for obtaining and maintaining all insurance coverages in their own right.

9.02. Ownership of Existing Policies and Programs.

(a) On the Distribution Date, Sun shall assign to New Sun, to the extent permitted under the policies, all property damage and business interruption, and liability insurance policies and programs, including, without limitation, primary and excess general and professional liability, Directors and Officers liability, automobile, workers’ compensation, property damage and business interruption, crime and fiduciary insurance policies, in effect on the Distribution Date (collectively, the “New Sun Policies” and individually, a “New Sun Policy”). Subject to the provisions of this Agreement, New Sun shall obtain all of the rights, benefits and privileges, if any, under the New Sun Policies. Except as expressly set forth in this Article IX, after the assignment of the New Sun Policies to New Sun, no member of the New Sun Group shall have any responsibility for or obligation to any member of the Sabra Group under the New Sun Policies relating to property damage and business interruption or liability or workers compensation matters for any period, whether prior to, on or after the Distribution Date.

(b) Without limiting any of the rights or obligations of the parties pursuant to this Article IX, Sabra and New Sun acknowledge that, as of immediately after the Distribution Date, New Sun intends to take such action as it may deem necessary or desirable to remove the members of the Sabra Group and their respective employees, officers and directors as insured parties under any New Sun Policy by any insurance carrier effective immediately following the Distribution Date. No member of the New Sun Group shall be deemed to have made any representation or warranty as to the availability of any coverage under any such insurance policy.

9.03. Pre-Distribution Insurance Claims.

(a) After the Distribution Date, the members of each of the New Sun Group and the Sabra Group shall have the right to assert Pre-Distribution Insurance Claims and the members of the Sabra Group shall have the right to participate with New Sun to resolve Pre-Distribution Insurance Claims under the applicable New Sun Policies up to the full extent of the applicable and available limits of liability of such policy. New Sun or Sabra, as the case may be, shall have primary control over those Pre-Distribution Insurance Claims for which the New Sun Group or the Sabra Group, respectively, bears the underlying loss, subject to the terms and conditions of the relevant policy of insurance governing such control. If a member of the Sabra Group is unable to assert a Pre-Distribution Insurance Claim because it is no longer an “insured” under an operating policy, then New Sun shall assert such claim in its own name and deliver the Insurance Proceeds to Sabra. Any Insurance Proceeds received by the New Sun Group for members of the Sabra Group shall be for the benefit of the Sabra Group. Any Insurance Proceeds received for the benefit of both the New Sun Group and the Sabra Group shall be distributed pro rata based on the respective share of the underlying loss.

(b) With respect to Pre-Distribution Insurance Claims, whether or not known or reported on or prior to the Distribution Date, Sabra shall, or shall cause the applicable member of the Sabra Group to, report as soon as practicable such claims arising from the Real Estate Business directly to the applicable insurer(s) and to New Sun, and Sabra shall, or shall cause the applicable member of Sabra Group to, individually, and not jointly, assume responsibility for, and shall pay to the appropriate insurance carriers, the New Sun Group or otherwise, any premiums, retrospectively-rated premiums, defense costs, indemnity payments or uninsured costs arising from any liability or workers compensation losses which are uninsured because of coverage terms or conditions of the operating policies covering such losses, or other charges (including, but not limited to, deductibles, self-insured retentions, reserves and the like) (collectively, “Insurance Charges”) whenever occurring, which shall become due and payable under the terms and conditions of any applicable New Sun Policy in respect of any Pre-Distribution Insurance Claims related to the Real Estate Business, whenever becoming known, which Insurance Charges are known or become known prior to, on or after the Distribution Date. To the extent that the terms of any applicable New Sun Policy provide that any member of the New Sun Group shall have an obligation to pay or guarantee the payment of any such Insurance Charges, New Sun shall be entitled to demand that Sabra make such payment directly to the Person or entity entitled thereto. In connection with any such demand, New Sun shall submit to Sabra a copy of any invoice or listing of claims received by New Sun pertaining to such Insurance Charges together with appropriate supporting documentation. In the event that Sabra fails to pay any such Insurance Charges when due and payable, whether at the request of the Person entitled to payment or upon demand by New Sun, the New Sun Group may (but shall not be required to) pay such Insurance Charges for and on behalf of the Sabra Group and, thereafter, Sabra shall promptly reimburse New Sun for such payment. New Sun shall, and shall cause each member of the New Sun Group to, cooperate and assist the applicable member of the Sabra Group with respect to such claims and shall arrange for the applicable member of the Sabra Group to post any such collateral in respect of the reimbursement obligations as may reasonably be requested by the insurers. Sabra agrees that Pre-Distribution Insurance Claims of members of the Sabra Group shall receive the same priority as Pre-Distribution Insurance Claims of members of the New Sun Group and be treated equitably in all respects, including in connection with deductibles, retentions, coinsurance and retrospective premium charges.

(c) New Sun shall not be liable to Sabra for claims, or portions of claims, not reimbursed by insurers under any policy for any reason, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any member of the New Sun Group or any member of the Sabra Group or any defect in such claim or its processing. In the event that insurable claims of both New Sun and Sabra (or the members of their respective Groups) exist relating to the same occurrence, the parties shall jointly defend and waive any conflict of interest necessary to the conduct of the joint defense and shall not settle or compromise any such claim without the consent of the other (which consent shall not be unreasonably withheld or delayed subject to the terms and conditions of the applicable insurance policy). Nothing in this Section 9.03 shall be construed to limit or otherwise alter in any way the obligations of the parties, including those created by this Agreement, by operation of Law or otherwise.

9.04. D&O Insurance. After the Distribution Date, to the extent that any claims have been duly reported on or before the Distribution Date under the directors and officers liability insurance policies or fiduciary liability insurance policies (collectively, “D&O Policies”) maintained by Sun prior to the Distribution and assumed by New Sun Group as of the Distribution Date, New Sun shall not, and shall cause the members of the New Sun Group not to, take any action that would limit the coverage of the individuals who acted as directors or officers of Sun or its Subsidiaries on or prior to the Distribution Date under any D&O Policies maintained by the members of the New Sun Group. New Sun shall, and shall cause members of the New Sun Group to, reasonably cooperate with the individuals who acted as directors and officers of Sun or its Subsidiaries on or prior to the Distribution Date in their pursuit of any coverage claims under such D&O Policies which could inure to the benefit of such individuals. New Sun shall, and shall cause members of the New Sun Group to, allow Sabra and its agents and representatives, upon reasonable prior notice and during regular business hours, to examine and make copies of the relevant D&O Policies maintained by New Sun and members of the New Sun Group pursuant to this Section 9.04. New Sun shall provide, and shall cause other members of the New Sun Group to provide, such cooperation as is reasonably requested by Sabra in order for Sabra to have in effect after the Distribution Date such new D&O Policies as Sabra deems appropriate with respect to claims reported after the Distribution Date.

9.05. Non-Waiver of Rights to Coverage; Subrogation. An insurance carrier that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto, or, solely by virtue of the provisions of this Agreement, have any subrogation rights with respect thereto. To the fullest extent permitted by Law, each of the parties hereto hereby contractually waives any and all rights of insurer subrogation under all pertinent policies with respect to the matters covered by this Agreement, and shall exercise commercially reasonable efforts to ensure such waiver of subrogation with respect to each of their respective insurers and all such pertinent policies. No insurance carrier or any third party shall be entitled to a benefit (i.e., a benefit they would not be entitled to receive had no Distribution occurred or in the absence of the provisions of this Agreement) by virtue of the provisions hereof. For the avoidance of doubt, no provision of this Agreement is intended or shall be construed in any way to prejudice or limit insurance coverage under any applicable policy of insurance or reinsurance.

9.06. Scope of Affected Policies of Insurance. The provisions of this Article IX relate solely to matters involving property damage and business interruption, and liability insurance policies and programs, including, without limitation, primary and excess general and professional liability, Directors and Officers liability, automobile, workers’ compensation, property damage and business interruption, crime and fiduciary insurance policies, and shall not be construed to affect any obligation of or impose any obligation on the parties with respect to any life, health and accident or dental or medical insurance.

9.07. Cooperation. The parties shall use commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Article IX.

ARTICLE X

DISPUTE RESOLUTION AND ARBITRATION

10.01. Sole and Exclusive Method for Resolution of Disputes. Any dispute or controversy arising out of or relating to this Agreement or any of the Ancillary Agreements other than the Tax Allocation Agreement and the Lease Agreements (“Disputes”) shall be resolved in accordance with the procedures specified in this Article X, which shall be the sole and exclusive procedures for the resolution of any such Disputes.

10.02. Negotiation Between Executives. The parties involved in any Dispute shall attempt to resolve such Dispute between them promptly by negotiation between executives who have authority to settle the Dispute and who are at a comparable or higher level of management than the persons who have been involved in the negotiation of this Agreement. Any party may give the other party written notice of any Dispute not resolved in the normal course of business. Within fifteen days (or such further time as the parties may agree) after delivery of such notice, the receiving party shall submit to the other a written response. The notice and response shall include (a) a statement of that party’s position and a summary of the arguments supporting that position, and (b) the name and title of the executive who will represent that party and of any other person who will accompany the executive. Within thirty days (or such further time as the parties may agree) after delivery of the initial notice, the executives of the parties shall meet at a mutually acceptable time and place, and thereafter continue to meet as often as they reasonably deem necessary, to use their good faith and commercially reasonable efforts to attempt to resolve the Dispute. All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence, and any documents or information exchanged pursuant to the preceding sentence shall be returned immediately following the earlier of the conclusion of negotiations or the institution of arbitration.

10.03. Arbitration. If any Dispute has not been resolved by negotiation as provided in Section 10.02 within sixty days (or such further time as the parties may agree) after delivery of the initial notice of negotiation, or if the parties fail to meet within thirty days (or such further time as the parties may agree) after delivery of such notice, then, at the request of New Sun or

Sabra, such Dispute shall be submitted to binding arbitration in accordance with the then prevailing CPR Rules for Non-Administered Arbitration (the “CPR Rules”).

10.04. Selection of Arbitrators. The arbitration will be conducted before a panel that shall consist of two independent and impartial arbitrators, one appointed by the New Sun Group, one appointed by the Sabra Group and a third independent and impartial arbitrator who shall chair the panel. The third arbitrator shall be selected as provided in Rule 5.2 of the CPR Rules. The parties acknowledge that each party may have confidential communications with its party-appointed arbitrator concerning that arbitrator’s selection and the selection of the third neutral arbitrator. The arbitrators selected shall be qualified by education, experience and training to render a decision upon the matter in dispute. Should a party fail to appoint an arbitrator, or should the two party appointed arbitrators fail to appoint a chairman within sixty days (or such further time as the parties may agree) following the claimant’s giving of notice to respondent, the remaining positions on the panel shall be filled by appointment of the CPR in accordance with the CPR Rules.

10.05. Rules. The arbitration shall proceed under the CPR Rules and shall be governed by the Federal Arbitration Act, 9 U.S.C. Section 1, et. seq. The arbitrators may, in their discretion, limit or expand discovery in any arbitration proceeding. The parties expressly covenant and agree to be bound by the decision of the arbitrators as a final determination of the Dispute, and the parties agree that a judgment of any court of competent jurisdiction within the United States may be entered upon the award. In rendering the award the arbitrators shall abide by (a) the terms and conditions of this Agreement and the Ancillary Agreements including, any and all restrictions, prohibitions or limitations on damages or remedies and (b) the law of the State of Delaware. The arbitrators shall not have jurisdiction or authority to add to, detract from or alter in any way the provisions of this Agreement and the Ancillary Agreements. Each party acknowledges that either party, in addition to all other remedies that may be available, shall be entitled to seek, and the arbitrators may award, equitable relief in the form of specific performance or any other equitable remedy that may then be available, as well as monetary damages for either party’s breach or threatened breach of this Agreement.

10.06. Location. The seat of any arbitration pursuant to this Article X shall be Orange County, California. All hearings in this arbitration shall be held at the seat or at such other place as the parties may agree.

10.07. Costs and Expenses. The arbitration panel may apportion the costs of arbitration between or among the parties in such manner as it deems reasonable, taking into account the circumstances of the Dispute, the conduct of the parties and the result of arbitration. The arbitration panel shall be empowered and directed to enter an award by default against either party to the arbitration who declines to pay when required by the arbitration panel its share of such fees and costs. In addition, the arbitration panel, shall be entitled to award to a party such party’s reasonable attorneys’ fees and expert fees, as determined by the arbitration panel considering those factors mentioned in the first sentence of this Section 10.07, incurred in connection with such party’s preparation for and participation in the arbitration.

10.08. Confidentiality. Except to the extent necessary to enforce the arbitration agreement or award, to enforce other rights of the parties hereunder, or as required by Applicable

Law or the rules of any stock exchange on which the securities of any party or any of its Affiliates are listed or are in the process of being listed, the arbitrators and the parties, and their counsel, consultants and expert witnesses, shall maintain as confidential the fact of the arbitration proceedings, the arbitral award, and all documents prepared and submitted by each party, or its counsel, consultants and expert witnesses, in connection with the arbitration or exchanged by the parties in the discovery process.

ARTICLE XI

MISCELLANEOUS

11.01. Termination. Notwithstanding any provision hereof this Agreement may be terminated and the Distribution and the REIT Conversion Merger may be abandoned at any time prior to the Distribution Date by and in the sole discretion of the board of directors of Sun. In the event of such termination, no party hereto shall have any Liability to any Person by reason of this Agreement.

11.02. Complete Agreement. This Agreement and the Exhibits and Schedules hereto shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof and shall supersede all previous contracts or agreements, whether oral or written, with respect to such subject matter.

11.03. Expenses. All fees and expenses associated with the Distribution that are incurred on or prior to the Distribution Date, including all fees and expenses associated with the Sabra Financing Transactions, and the other transactions contemplated by this Agreement, including all fees, expenses and disbursements to counsel and accountants, shall be borne by New Sun, except for (i) all fees and expenses incurred in connection with the enforcement of this Agreement, which shall be borne by the party incurring all such fees and expenses and (ii) all fees and expenses incurred in connection with the defense against all Third Party Claims arising from or relating to the Distribution or the REIT Conversion Merger pursuant to Sections 4.03(d) and 4.03(e), which shall be borne 50% by New Sun and 50% by Sabra. All fees and expenses associated with the Distribution that are incurred after the Distribution Date, including all fees and expenses associated with the Sabra Financing Transactions, and the other transactions contemplated by this Agreement, including all fees, expenses and disbursements to counsel and accountants, shall be borne by the party incurring all such fees and expenses.

11.04. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (other than the laws regarding choice of laws and conflicts of laws) as to all matters, including matters of validity, construction, effect, performance and remedies.

11.05. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered, if delivered personally, (b) on the date the delivering party receives confirmation, if delivered by facsimile, (c) three Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested) or (d) one Business Day after being sent by overnight courier (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to Sun:

Sun Healthcare Group, Inc.

18831 Von Karman, Suite 400

Irvine, California 92612

Facsimile: [•]

Attention: Chief Executive Officer

If to New Sun:

SHG Services, Inc.

18831 Von Karman, Suite 400

Irvine, California 92612

Facsimile: [•]

Attention: Chief Executive Officer

If to Sabra:

Sabra Health Care REIT, Inc.

18500 Von Karman, Suite 550

Irvine, California 92612

Facsimile: [•]

Attention: Chief Executive Officer

11.06. Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement of the parties hereto.

11.07. Successors and Assigns; No Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns but neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned without the prior written consent of both New Sun and Sabra. Except for the provisions of Sections 4.03 and 4.04 relating to indemnification, which are also for the benefit of the Indemnitees, this Agreement is solely for the benefit of the parties hereto and their Subsidiaries and Affiliates and is not intended to confer upon any other Persons any rights or remedies hereunder.

11.08. Counterparts. This Agreement may be executed by facsimile signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

11.09. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.10. Waiver of Compliance. Any failure of any party to comply with any obligation, covenant, agreement or condition contained herein may be expressly waived in writing by the party to whom such obligation is owed, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

11.11. Waiver of Jury Trial. Each party hereby agrees not to elect a trial by jury of any issue triable of right by jury, and waives any right to trial by jury fully to the extent that any such right shall now or hereafter exist with regard to this Agreement, or any claim, counterclaim or other action arising in connection therewith. This waiver of right to trial by jury is given knowingly and voluntarily by each party, and is intended to encompass individually each instance and each issue as to which the right to a trial by jury would otherwise accrue. The parties are hereby authorized to file a copy of this Section 11.11 in any proceeding as conclusive evidence of this waiver by each party.

11.12. Conflicts. In the case of any conflict or inconsistency between the provisions of this Agreement and the Tax Allocation Agreement, the provisions of the Tax Allocation Agreement shall govern and control.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SUN HEALTHCARE GROUP, INC.

By:
Name: Title:

SABRA HEALTH CARE REIT, INC.

By:
Name: Title:

SHG SERVICES, INC.

By:
Name: Title: